June 17, 2016

Jennifer Gowetski

Senior Counsel, Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Global Medical REIT Inc.

Amendment No. 4 to Registration Statement on Form S-11, Filed June 16, 2016

Amendment No. 3 to Registration Statement on Form S-11, Filed June 15, 2016

Amendment No. 2 to Registration Statement on Form S-11, Filed June 10, 2016
File No. 333-210566

Ladies and Gentlemen:

Set forth below are the responses of Global Medical REIT Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 16, 2016, with respect to Amendment No. 4 to Registration Statement on Form S-11, filed with the Commission on June 16, 2016 (“Amendment No. 4”), Amendment No. 3 to Registration Statement on Form S-11, filed with the Commission on June 15, 2016 (“Amendment No. 3”), and Amendment No. 2 to Registration Statement on Form S-11, filed with the Commission on June 10, 2016 (“Amendment No. 2”) (together, the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified.

General

1.	We note your response to our prior comment 1 and your disclosure that “the public offering price of the shares of common stock in the offering [will be] between $10.00 and $12.00 per share...The last reported sales price of our common stock on the OTC, reported on February 1, 2016, was $0.125.” Where applicable, please revise your disclosure to describe the various factors considered in determining the offering price. Refer to Item 505 of Regulation S-K. In addition, please revise to clarify that your common stock is quoted on the OTC.

RESPONSE: We acknowledge the Staff’s comment and have revised our disclosure on the prospectus cover and page 61 to clarify that our common stock is quoted on the OTC and our disclosure on pages 52 and 61 to describe the various factors considered in determining such offering price.

Securities and Exchange Commission

June 17, 2016

Selected Case Studies, page 12

2.	We note your response to our prior comment 2 where you state that “the case studies included in this section are representative of and consistent with our acquisition strategies.” Please revise your disclosure in this section to clarify this point and specifically state whether all your properties are representative and consistent with your acquisition strategies. If you own properties that are not representative and consistent with your acquisition strategies, please revise this section to identify those properties.

RESPONSE: We acknowledge the Staff’s comment and have revised our disclosure on page 12 to clarify that the case studies included in this section are representative of and consistent with our acquisition strategies and to disclose that we believe all of the other properties we currently own are also representative and consistent with our acquisition strategies.

Summary Risk Factors, page 16

3.	We note your response to our prior comment 3 where you state that “as of March 31, 2016 over 95% of our revenues resulted from five tenant-operators.” Please revise the third bullet point in this section to include this information.

RESPONSE: We acknowledge the Staff’s comment and have revised our disclosure on page 16 to disclose that as of March 31, 2016, 95% of our revenues resulted from five tenant-operators.

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Securities and Exchange Commission

June 17, 2016

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Daniel M. LeBey of Vinson & Elkins L.L.P. at (804) 327-6310.

Very truly yours,

GLOBAL MEDICAL REIT INC.

By:	/s/ David A. Young
Name:	David A. Young
Title:	Chief Executive Officer

Enclosures